Verde Clean Fuels, Inc.
600 Travis Street, Suite 5050
Houston, Texas 77002

May 8, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Nicholas O’Leary
Margaret Schwartz

Re:	Verde Clean Fuels, Inc.
Registration Statement on Form S-1
Filed April 20, 2023
File No. 333-271360

Ladies and Gentlemen:

This letter sets forth the responses of Verde Clean Fuels, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 3, 2023, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-271360 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration statement unless otherwise specified.

Registration Statement on Form S-1 filed April 20, 2023

Cover Page, page 0

1.	We note your disclosure of the purchase price for certain securities being registered for resale. For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the Amended Registration Statement accordingly.

Prospectus Summary, page 8

2.	We note you disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price and the likelihood that warrant holders will not exercise their warrants if the warrants are out of the money. Provide similar disclosure in the risk factors and MD&A. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 13, 40 and 63 of the Amended Registration Statement accordingly.

Strategies, page 10

3.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 13, 36 and 60 of the Amended Registration Statement accordingly.

Risk Factors

Risks Related to Ownership of Our Securities and Other General Matters

Future sales and issuances of our Class A Common Stock could result in additional dilution…,page 36

4.	We note your disclosure highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A Common Stock. We note your illustration of this risk by disclosing the current percentage of shares being registered for resale out of the total number of shares outstanding. Also disclose the purchase price of the securities being registered for resale and state that even though the current trading price is at or below the SPAC IPO price, the private investors may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 36 of the Amended Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. We also note your discussions with financing sources. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response:

We acknowledge the Staff’s comment and have expanded the disclosure on pages 63 and 64 of the Amended Registration Statement to describe the Company’s liquidity position following the Business Combination, including the redemptions and amount release from the Trust Account, and proceeds from the PIPE Investment.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that to Bluescape Clean Fuels Holdings, LLC, “Holdings,” a beneficial owner of 73.14% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 60 of the Amended Registration Statement accordingly.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Debbie Yee or Anne Peetz of Kirkland & Ellis LLP at (713) 836-3630 or (713) 836-3711, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

VERDE CLEAN FUELS, INC.

By:	/s/ Ernest B. Miller
Name:	Ernest B. Miller
Title:	Chief Executive Officer and
Interim Chief Financial Officer

Enclosures
cc:	Debbie Yee, P.C (Kirkland & Ellis LLP)
Anne G. Peetz (Kirkland & Ellis LLP)

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